 Exhibit 99.10

Ind AS Standalone

INDEPENDENT AUDITOR’S REPORT TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Interim Condensed Standalone Financial Statements

Opinion

We have audited the accompanying interim condensed standalone financial statements of Infosys Limited (“the Company”), which comprise the Condensed Balance Sheet as at September 30, 2018, the Condensed Statement of Profit and Loss (including Other Comprehensive Income) for the three months and six months period ended on that date, the Condensed Statement of Changes in Equity and the Condensed Statement of Cash Flows for the six months period ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as “the interim condensed standalone financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed standalone financial statements give a true and fair view in conformity with Indian Accounting Standard 34 Interim Financial Reporting (“Ind AS 34’) prescribed under section 133 of the Companies Act, 2013 (‘the Act’) and other accounting principles generally accepted in India, of the state of affairs of the Company as at September 30, 2018, the profit and total comprehensive income for the three months and six months period ended on that date, changes in equity and its cash flows for the six months period ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing (SAs) issued by the Institute of Chartered Accountants of India (ICAI). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the independence requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of the Management and Those Charged with Governance for the Interim Condensed Standalone Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed standalone financial statements that give a true and fair view of the financial position, financial performance, total comprehensive income, changes in equity and cash flows of the Company in accordance with Ind AS 34 and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim condensed standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the interim condensed standalone financial statements, management is responsible for assessing the ability of the Company to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the Company’s internal financial controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim condensed standalone financial statements, including the disclosures, and whether the interim condensed standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the interim condensed standalone financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the financial statements.

Based on our professional judgment, we determined materiality for the financial statements as a whole at Rs.260 crores and Rs. 500 crores for the three months and six months period ended September 30, 2018, respectively. The basis for determining materiality was 5% of profits before tax. Profits before tax was used as a benchmark for materiality because it is one of the main measures used by users of financial statements to monitor the performance of the Company.

We also communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

Bengaluru, October 16, 2018	(Membership No.70928)

INFOSYS LIMITED

Condensed Standalone Financial Statements under Indian Accounting Standards (Ind AS)
for the three months and six months ended September 30, 2018

INFOSYS LIMITED

(In crore)

Condensed Balance Sheet as at	Note No.	September 30, 2018	March 31, 2018
ASSETS
Non-current assets
Property, plant and equipment	2.1	8,921	9,027
Capital work-in-progress		1,701	1,442
Goodwill		29	29
Other intangible assets		88	101
Financial assets
Investments	2.2	11,677	11,993
Loans	2.3	30	19
Other financial assets	2.4	172	177
Deferred tax assets (net)		1,205	1,128
Income tax assets (net)		5,694	5,710
Other non-current assets	2.7	1,760	2,161
Total non - current Assets		31,277	31,787
Current assets
Financial assets
Investments	2.2	6,729	5,906
Trade receivables	2.5	13,547	12,151
Cash and cash equivalents	2.6	14,842	16,770
Loans	2.3	405	393
Other financial assets	2.4	3,871	5,906
Other current assets	2.7	4,713	1,439
		44,107	42,565
Assets held for sale	2.2.4	1,260	1,525
Total current assets		45,367	44,090
Total Assets		76,644	75,877
EQUITY AND LIABILITIES
Equity
Equity share capital	2.9	2,184	1,092
Other equity		60,753	62,410
Total equity		62,937	63,502
LIABILITIES
Non-current liabilities
Financial liabilities
Other financial liabilities	2.10	130	55
Deferred tax liabilities (net)		437	505
Other non-current liabilities	2.12	159	153
Total non - current liabilities		726	713
Current liabilities
Financial liabilities
Trade payables	2.11	1,166	738
Other financial liabilities	2.10	6,667	5,540
Other current liabilities	2.12	3,231	2,972
Provisions	2.13	551	436
Income tax liabilities (net)		1,366	1,976
Total current liabilities		12,981	11,662
Total equity and liabilities		76,644	75,877

The accompanying notes form an integral part of the interim condensed financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No :
117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru October 16, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

(In crore except equity share and per equity share data)

Condensed Statement of Profit and Loss for the	Note No.	Three months ended September 30,		Six months ended September 30,
		2018	2017	2018	2017
Revenue from operations	2.15	18,297	15,356	35,353	30,326
Other income, net	2.16	742	849	1,458	1,573
Total income		19,039	16,205	36,811	31,899
Expenses
Employee benefit expenses	2.17	9,489	8,015	18,315	15,766
Cost of technical sub-contractors		1,902	1,377	3,569	2,712
Travel expenses		470	353	936	744
Cost of software packages and others	2.17	448	320	863	635
Communication expenses		88	87	170	170
Consultancy and professional charges		241	218	493	402
Depreciation and amortization expense		390	347	764	690
Other expenses	2.17	760	608	1,404	1,183
Reduction in the fair value of assets held for sale	2.2.4	–	–	265	–
Total expenses		13,788	11,325	26,779	22,302
Profit before tax		5,251	4,880	10,032	9,597
Tax expense:
Current tax	2.14	1,467	1,346	2,796	2,741
Deferred tax	2.14	(95)	(45)	(145)	(138)
Profit for the period		3,879	3,579	7,381	6,994
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		3	6	2	4
Equity instruments through other comprehensive income, net		7	–	11	–
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(29)	20	(20)	(46)
Fair value changes on investments, net	2.2	(13)	11	(53)	36
Total other comprehensive income/ (loss), net of tax		(32)	37	(60)	(6)

Total comprehensive income for the period		3,847	3,616	7,321	6,988
Earnings per equity share
Equity shares of par value 5/- each
Basic ()		8.88	7.79	16.90	15.22
Diluted ()		8.88	7.79	16.89	15.22
Weighted average equity shares used in computing earnings per equity share
Basic	2.18	4,36,83,20,106	4,59,39,20,464	4,36,82,85,360	4,59,39,04,982
Diluted	2.18	4,37,01,48,912	4,59,53,01,414	4,37,00,87,496	4,59,59,16,468

The accompanying notes form an integral part of the interim condensed financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No :
117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru October 16, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

Condensed Statement of Changes in Equity

 (In crore)

Particulars		Other Equity
	Equity Share Capital	Reserves & Surplus								Other comprehensive income			Total equity attributable to equity holders of the Company
							Capital reserve
		Securities Premium reserve	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Capital reserve	Business transfer adjustment reserve(2)	Capital redemption reserve	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
Balance as at April 1, 2017	1,148	2,208	49,957	11,087	120	–	54	3,448	–	(5)	39	(39)	68,017
Changes in equity for the six months ended September 30, 2017
Profit for the period	–	–	6,994	–	–	–	–	–	–	–	–	–	6,994
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	4	4
Fair value changes on derivatives designated as cash flow hedge* (Refer note no. 2.8)	–	–	–	–	–	–	–	–	–	–	(46)	–	(46)
Fair value changes on investments, net* (refer note no. 2.2)	–	–	–	–	–	–	–	–	–	–	–	36	36
Total comprehensive income for the period	–	–	6,994	–	–	–	–	–	–	–	(46)	40	6,988
Transfer to general reserve	–	–	(1,382)	1,382	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(936)	–	–	936	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	241	–	–	(241)	–	–	–	–	–	–	–
Exercise of stock options (refer note no. 2.9)	–	45	–	1	(46)	–	–	–	–	–	–	–	–
Share based payment to employees of the group (refer note no. 2.9)	–	–	–	–	37	–	–	–	–	–	–	–	37
Dividends (including dividend distribution tax)	–	–	(4,078)	–	–	–	–	–	–	–	–	–	(4,078)
Balance as at September 30, 2017	1,148	2,253	50,796	12,470	111	695	54	3,448	–	(5)	(7)	1	70,964

INFOSYS LIMITED

Condensed Statement of Changes in Equity

(In crore)

Particulars		Other Equity
	Equity Share Capital	Reserves & Surplus								Other comprehensive income			Total equity attributable to equity holders of the Company
							Capital reserve
		Securities Premium reserve	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Capital reserve	Business transfer adjustment reserve(2)	Capital redemption reserve	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
Balance as at April 1, 2018	1,092	28	55,671	1,677	130	1,559	54	3,219	56	2	–	14	63,502
Changes in equity for the six months ended September 30, 2018
Profit for the period	–	–	7,381	–	–	–	–	–	–	–	–	–	7,381
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	2	2
Equity instruments through other comprehensive income* (refer note no. 2.2)	–	–	–	–	–	–	–	–	–	11	–	–	11
Fair value changes on derivatives designated as cash flow hedge* (refer note no. 2.8)	–	–	–	–	–	–	–	–	–	–	(20)	–	(20)
Fair value changes on investments, net* (refer note no.2.2)	–	–	–	–	–	–	–	–	–	–	–	(53)	(53)
Total comprehensive income for the period	–	–	7,381	–	–	–	–	–	–	11	(20)	(51)	7,321
Transfer to general reserve	–	–	(1,615)	1,615	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(1,068)	–	–	1,068	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	351	–	–	(351)	–	–	–	–	–	–	–
Exercise of stock options (refer note no.2.9)	–	42	–	–	(42)	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	1	(1)	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	2	–	–	–	–	–	–	–	–	–	–	2
Increase in share capital on account of Bonus issue (refer note no. 2.9)	1,092	–	–	–	–	–	–	–	–	–	–	–	1,092
Amount utilised for Bonus issue (refer note no. 2.9)	–	–	–	(1,092)	–	–	–	–	–	–	–	–	(1,092)
Share based payment to employees of the group (refer note no. 2.9)	–	–	–	–	94	–	–	–	–	–	–	–	94
Dividends (including dividend distribution tax)	–	–	(7,982)	–	–	–	–	–	–	–	–	–	(7,982)
Balance as at September 30, 2018	2,184	72	52,738	2,201	181	2,276	54	3,219	56	13	(20)	(37)	62,937

*net of tax

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.
(2)	Profit on transfer of business between entities under common control taken to reserve.

The accompanying notes form an integral part of the interim condensed financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No :
117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru October 16, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INFOSYS LIMITED

Condensed Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Six months ended September 30,
		2018	2017
Cash flow from operating activities:
Profit for the period		7,381	6,994
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization		764	690
Income tax expense	2.14	2,651	2,603
Impairment loss recognized / (reversed) under expected credit loss model		136	15
Interest and dividend income		(1,020)	(1,211)
Other adjustments		44	3
Reduction in the fair value of assets held for sale	2.2.4	265	–
Exchange differences on translation of assets and liabilities		35	(6)
Changes in assets and liabilities
Trade receivables and unbilled revenue		(2,361)	(1,652)
Other financial assets and other assets		7	50
Trade payables		428	418
Other financial liabilities, other liabilities and provisions		1,466	524
Cash generated from operations		9,796	8,428
Income taxes paid		(3,390)	(2,509)
Net cash generated by operating activities		6,406	5,919
Cash flow from investing activities:
Expenditure on property, plant and equipment		(986)	(857)
Deposits placed with corporations	2.4	(8)	(15)
Loans to employees	2.3	(2)	11
Loan given to subsidiaries		–	(105)
Proceeds from redemption of debentures		100	129
Investment in subsidiaries	2.2	(67)	(209)
Proceeds from return of investment		33	–
Payment towards acquisition of business	2.2.3	(261)	(29)
Payment of contingent consideration pertaining to acquisition		(6)	(33)
Payments to acquire investments
Preference and equity securities		(10)	–
Liquid mutual fund units and fixed maturity plan securities		(37,120)	(23,384)
Tax free bonds and Government bonds		(11)	(1)
Certificates of deposit		(926)	(423)
Others		(3)	(2)
Proceeds on sale of investments
Liquid mutual fund units and fixed maturity plan securities		36,387	21,230
Tax free bonds and Government bonds		1	–
Non-convertible debentures		302	–
Certificates of deposit		950	1,770
Commercial paper		300	–
Interest and dividend received		1,005	794
Net cash used in investing activities		(322)	(1,124)
Cash flow from financing activities:
Payment of dividends including dividend distribution tax		(7,982)	(4,077)
Net cash used in financing activities		(7,982)	(4,077)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(30)	6
Net increase / (decrease) in cash and cash equivalents		(1,898)	718
Cash and cash equivalents at the beginning of the period		16,770	19,153
Cash and cash equivalents at the end of the period		14,842	19,877
Supplementary information:
Restricted cash balance		168	398

The accompanying notes form an integral part of the interim condensed financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No :
117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru October 16, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Notes to the interim condensed financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

Further, the company's ADS were also listed on the Euronext London and Euronext Paris. On July 5, 2018, the company voluntarily delisted its ADS from the said exchanges due to low average daily trading volume of its ADS on these exchanges.

The interim condensed financial statements are approved for issue by the Company's Board of Directors on October 16, 2018.

1.2 Basis of preparation of financial statements

These interim condensed financial statements are prepared in accordance with Indian Accounting Standard 34 (Ind AS 34), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued there after.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in this statement.

1.3 Use of estimates and judgments

The preparation of the financial statements in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.4 Critical accounting estimates

a. Revenue recognition

The Company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity.

Further, the company uses significant judgments while determining the transaction price allocated to performance obligations using the expected cost plus margin approach.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to note no.2.14 and note no. 2.19.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Refer to note no. 2.1

d. Non-current assets held for sale

Assets held for sale are measured at the lower of carrying amount or fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the assets held for sale has been estimated using valuation techniques (including income and market approach) which includes unobservable inputs. Refer to note no. 2.2.4

2.1 PROPERTY, PLANT AND EQUIPMENT

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the management. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building(1)	22–25 years
Plant and machinery(1)	5 years
Office equipment	5 years
Computer equipment(1)	3–5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Over lease term

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the statement of profit and loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended September 30, 2018 are as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at July 1, 2018	1,258	640	7,360	2,230	851	4,422	1,274	237	31	18,303
Additions/adjustments	2	–	43	23	18	149	16	29	2	282
Deletions/adjustments	–	–	–	(1)	(2)	(31)	(3)	–	(1)	(38)
Gross carrying value as at September 30, 2018	1,260	640	7,403	2,252	867	4,540	1,287	266	32	18,547
Accumulated depreciation as at July 1, 2018	–	(31)	(2,687)	(1,596)	(610)	(3,285)	(934)	(117)	(18)	(9,278)
Depreciation	–	(1)	(69)	(70)	(30)	(159)	(42)	(11)	(2)	(384)
Accumulated depreciation on deletions	–	–	–	1	2	29	3	–	1	36
Accumulated depreciation as at September 30, 2018	–	(32)	(2,756)	(1,665)	(638)	(3,415)	(973)	(128)	(19)	(9,626)
Carrying value as at September 30, 2018	1,260	608	4,647	587	229	1,125	314	138	13	8,921
Carrying value as at July 1, 2018	1,258	609	4,673	634	241	1,137	340	120	13	9,025

The changes in the carrying value of property, plant and equipment for the three months ended September 30, 2017 were as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at July 1, 2017	1,093	659	6,535	1,996	790	4,002	1,152	208	26	16,461
Additions	3	–	50	34	12	59	14	17	1	190
Deletions	–	–	–	(4)	(4)	(18)	(3)	(11)	–	(40)
Gross carrying value as at September 30, 2017	1,096	659	6,585	2,026	798	4,043	1,163	214	27	16,611
Accumulated depreciation as at July 1, 2017	–	(27)	(2,437)	(1,338)	(501)	(2,742)	(792)	(90)	(15)	(7,942)
Depreciation	–	(1)	(60)	(64)	(29)	(149)	(35)	(8)	(1)	(347)
Accumulated depreciation on deletions	–	–	–	4	3	18	3	11	–	39
Accumulated depreciation as at September 30, 2017	–	(28)	(2,497)	(1,398)	(527)	(2,873)	(824)	(87)	(16)	(8,250)
Carrying value as at September 30, 2017	1,096	631	4,088	628	271	1,170	339	127	11	8,361
Carrying value as at July 1, 2017	1,093	632	4,098	658	289	1,260	360	118	11	8,519

The changes in the carrying value of property, plant and equipment for the six months ended September 30, 2018 are as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2018	1,227	661	7,271	2,209	841	4,229	1,247	235	29	17,949
Additions/adjustments	33	–	132	45	29	350	44	31	4	668
Deletions/adjustments	–	(21)	–	(2)	(3)	(39)	(4)	–	(1)	(70)
Gross carrying value as at September 30, 2018	1,260	640	7,403	2,252	867	4,540	1,287	266	32	18,547
Accumulated depreciation as at April 1, 2018	–	(30)	(2,621)	(1,526)	(582)	(3,143)	(896)	(107)	(17)	(8,922)
Depreciation	–	(2)	(135)	(141)	(59)	(309)	(81)	(21)	(3)	(751)
Accumulated depreciation on deletions	–	–	–	2	3	37	4	–	1	47
Accumulated depreciation as at September 30, 2018	–	(32)	(2,756)	(1,665)	(638)	(3,415)	(973)	(128)	(19)	(9,626)
Carrying value as at September 30, 2018	1,260	608	4,647	587	229	1,125	314	138	13	8,921
Carrying value as at April 1, 2018	1,227	631	4,650	683	259	1,086	351	128	12	9,027

The changes in the carrying value of property, plant and equipment for the six months ended September 30, 2017 were as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2017	1,093	659	6,483	1,966	769	3,886	1,132	198	24	16,210
Additions	3	–	102	64	34	180	35	27	3	448
Deletions	–	–	–	(4)	(5)	(23)	(4)	(11)	–	(47)
Gross carrying value as at September 30, 2017	1,096	659	6,585	2,026	798	4,043	1,163	214	27	16,611
Accumulated depreciation as at April 1, 2017	–	(26)	(2,377)	(1,274)	(472)	(2,603)	(757)	(82)	(14)	(7,605)
Depreciation	–	(2)	(120)	(127)	(59)	(292)	(71)	(17)	(2)	(690)
Accumulated depreciation on deletions	–	–	–	4	4	22	4	11	–	45
Accumulated depreciation as at September 30, 2017	–	(28)	(2,497)	(1,397)	(527)	(2,873)	(824)	(88)	(16)	(8,250)
Carrying value as at September 30, 2017	1,096	631	4,088	629	271	1,170	339	126	11	8,361
Carrying value as at April 1, 2017	1,093	633	4,106	692	297	1,283	375	116	10	8,605

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2018 were as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2017	1,093	659	6,483	1,966	769	3,886	1,132	198	24	16,210
Additions	134	2	789	250	78	396	121	48	5	1,823
Deletions	–	–	(1)	(7)	(6)	(53)	(6)	(11)	–	(84)
Gross carrying value as at March 31, 2018	1,227	661	7,271	2,209	841	4,229	1,247	235	29	17,949
Accumulated depreciation as at April 1, 2017	–	(26)	(2,377)	(1,274)	(472)	(2,603)	(757)	(82)	(14)	(7,605)
Depreciation	–	(4)	(244)	(258)	(115)	(592)	(145)	(36)	(3)	(1,397)
Accumulated depreciation on deletions	–	–	–	6	5	52	6	11	–	80
Accumulated depreciation as at March 31, 2018	–	(30)	(2,621)	(1,526)	(582)	(3,143)	(896)	(107)	(17)	(8,922)
Carrying value as at March 31, 2018	1,227	631	4,650	683	259	1,086	351	128	12	9,027
Carrying value as at April 1, 2017	1,093	633	4,106	692	297	1,283	375	116	10	8,605

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
(2)	Includes certain assets provided on cancellable operating lease to subsidiaries.

Gross carrying value of leasehold land represents amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period.

The aggregate depreciation has been included under depreciation and amortization expense in the interim condensed statement of Profit and Loss.

Tangible assets provided on operating lease to subsidiaries as at September 30, 2018 and March 31, 2018 are as follows:

(In crore)

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	190	85	105
	190	82	108
Plant and machinery	33	28	5
	33	25	8
Furniture and fixtures	25	22	3
	25	20	5
Computer Equipment	3	2	1
	3	2	1
Office equipment	18	15	3
	18	13	5

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Aggregate depreciation charged on above assets	5	5	10	10
Rental income from subsidiaries	16	17	32	34

2.2 INVESTMENTS AND ASSETS HELD FOR SALE

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Non-current investments
Equity instruments of subsidiaries	5,397	5,013
Debentures of subsidiary	1,680	1,780
Preference securities and equity instruments	139	117
Others	10	7
Tax free bonds	1,828	1,831
Fixed maturity plans securities	383	376
Non-convertible debentures	2,240	2,869
Total non-current investments	11,677	11,993
Current investments
Liquid mutual fund units	801	–
Certificates of deposit	5,019	4,901
Government bonds	12	1
Non-convertible debentures	897	711
Commercial paper	–	293
Total current investments	6,729	5,906
Total carrying value	18,406	17,899

(In crore, except as otherwise stated)

Particulars	As at
	September 30, 2018	March 31, 2018
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPM Limited (formerly Infosys BPO Limited)	659	659
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid
Infosys Technologies (China) Co. Limited	333	333
Infosys Technologies (Australia) Pty Limited (1)	5	38
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologia do Brazil Ltda	149	149
5,91,24,348 (5,91,24,348) shares of BRL 1.00 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	900	900
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and 29,400
(29,400) - Class B Shares of CHF 100 each, fully paid up
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of 10/- each, fully paid
Infosys Nova Holdings LLC * (1)	–	–
Noah Consulting LLC (refer note 2.2.1)	–	–
Infosys Consulting Pte Ltd (formerly Lodestone Management Consultants	10	10
Pte Ltd) 1,09,90,000 (1,09,90,000) shares of SGD 1.00 par value, fully paid
Brilliant Basics Holding Limited (refer note 2.2.2)	59	46
1,346 (1,170) shares of GBP 0.005 each, fully paid up
Infosys Arabia Limited	2	2
70 (70) shares
Kallidus Inc. (refer note no. 2.2.4)	–	–
10,21,35,416 (10,21,35,416) shares
Skava Systems Private Limited (refer note no. 2.2.4)	–	–
25,000 (25,000) shares of 10/- per share, fully paid up
Panaya Inc. ( refer note no. 2.2.4)	–	–
2 (2) shares of USD 0.01 per share, fully paid up
Infosys Chile SpA	7	–
100 (Nil) shares
Wongdoody Holding Company Inc (refer note no. 2.2.3)	350	–
2,000 (Nil) shares
Infosys Luxembourg S.a r.l.	4	–
3,700 (Nil) shares
Infosys Austria	–	–
80,000 (80,000) shares of EUR 1/- par value, fully paid up
Infosys Consulting Brazil	43	–
8,26,56,605 (Nil) shares of BRL 1/- per share, fully paid up
	5,397	5,013
Investment carried at amortized cost
Investment in debentures of subsidiary
EdgeVerve Systems Limited
16,80,00,000 (17,80,00,000) Unsecured redeemable, non-convertible debentures of 100/- each fully paid up	1,680	1,780
	1,680	1,780
Investments carried at fair value through profit or loss
Others	10	7
	10	7
Investment carried at fair value through other comprehensive income (FVOCI)
Preference securities	138	116
Equity instruments	1	1
	139	117

(In crore, except as otherwise stated)

Particulars	As at
	September 30, 2018	March 31, 2018
Quoted
Investments carried at amortized cost
Tax free bonds	1,828	1,831
	1,828	1,831

Investments carried at fair value through profit or loss
Fixed maturity plans securities	383	376
	383	376
Investments carried at fair value through other comprehensive income
Non-convertible debentures	2,240	2,869
	2,240	2,869
Total non-current investments	11,677	11,993
Current investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	801	–
	801	–
Investments carried at fair value through other comprehensive income
Commercial paper	–	293
Certificates of deposit	5,019	4,901
	5,019	5,194
Quoted
Investments carried at amortized cost
Government bonds	12	1
	12	1
Investments carried at fair value through other comprehensive income
Non-convertible debentures	897	711
	897	711
Total current investments	6,729	5,906
Total investments	18,406	17,899
Aggregate amount of quoted investments	5,360	5,788
Market value of quoted investments (including interest accrued)	5,607	6,045
Aggregate amount of unquoted investments	13,046	12,111
(1) Aggregate amount of impairment in value of investments	122	122
Aggregate amount of reduction in fair value of investments held for sale (refer note no 2.2.4)	854	589
Investments carried at cost	5,397	5,013
Investments carried at amortized cost	3,520	3,612
Investments carried at fair value through other comprehensive income	8,295	8,891
Investments carried at fair value through profit or loss	1,194	383

Note: Uncalled capital commitments outstanding as of September 30, 2018 and March 31, 2018 was 22 crore and 36 crore, respectively.

*	During the six months ended September 30, 2017, Infosys Nova Holding LLC, a wholly-owned subsidiary, has written down the entire carrying value of its investment in its associate DWA Nova LLC. Consequently, the Company has written down the entire carrying value of the investment in its subsidiary Infosys Nova Holdings LLC, amounting to 94 crore

Refer to note no. 2.8 for accounting policies on financial instruments.

Details of amounts recorded in Other comprehensive income:

(In crore)

	Three months ended
	September 30, 2018			September 30, 2017
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	(10)	1	(9)	9	(1)	8
Certificate of deposits	(6)	2	(4)	6	(2)	4
Equity and preference securities	6	1	7	–	–	–

(In crore)

	Six months ended
	September 30, 2018			September 30, 2017
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	(42)	5	(37)	37	(4)	33
Certificate of deposits	(24)	8	(16)	5	(2)	3
Equity and preference securities	11	–	11	–	–	–

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		September 30, 2018	March 31, 2018
Liquid mutual fund units	Quoted price	801	-
Fixed maturity plan securities	Market observable inputs	383	376
Tax free bonds and government bonds	Quoted price and market observable inputs	2,047	2,079
Non-convertible debentures	Quoted price and market observable inputs	3,137	3,580
Certificate of deposits	Market observable inputs	5,019	4,901
Commercial paper	Market observable inputs	–	293
Unquoted equity and preference securities	Discounted cash flows method, Market multiples method, Option pricing model, etc.	139	117
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc.	10	7

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.2.1 Business transfer– Noah

On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on October 17, 2017 , the company entered into a business transfer agreement to transfer the business for a consideration of $41 million (266 crore) and the transfer was with effect from October 25, 2017.

The transaction was between a holding company and a wholly owned subsidiary, the resultant impact on account of business transfer was recorded in 'Business Transfer Adjustment Reserve' during the year ended March 31, 2018. The table below details out the assets and liabilities taken over upon business transfer:

(In crore)

Particulars	Amount
Goodwill	29
Trade name	16
Customer contracts	80
Other intangibles	16
Deferred tax assets	13
Net assets / (liabilities), others	(117)
Total	37
Less: Consideration paid	266
Business transfer reserve	(229)

Subsequently, in November 2017, Noah Consulting LLC has been liquidated and the Company received 316 crore as proceeds on liquidation.

2.2.2 Brilliant Basics Holdings Limited.

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of 29 crore, contingent consideration of up to 20 crore and an additional consideration of upto 13 crore, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary. The fair value of contingent consideration on the date of acquisition is 17 crore.

2.2.3 Wongdoody Holding Company Inc

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) an US-based, full-service creative and consumer insights agency. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to $75 million (approximately 514 crore on acquisition date), which includes a cash consideration of $38 million (approximately 261 crore), contingent consideration of up to $28 million (approximately 192 crore on acquisition date) and an additional consideration of up to $9 million (approximately 61 crore on acquisition date), referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the group. The fair value of contingent consideration on the date of acquisition is 89 crore.

2.2.4 Assets held for sale

Accounting policy

Non current assets and Disposal Groups are classified as held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non current asset or the Disposal Group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. Non current assets and Disposal Groups held for sale are measured at the lower of carrying amount and fair value less cost to sell.

In the quarter ended March 2018, on conclusion of a strategic review of the portfolio businesses, the company had evaluated its portfolio of businesses and had planned for the sale of its investment in subsidiaries, Kallidus and Skava (together herein referred to as 'Skava') and Panaya. The Company anticipates completion of the sale by March, 2019. On reclassification, investments in these subsidiaries had been reclassified as 'Assets held for sale' and measured at the lower of carrying amount and fair value less cost to sell. Consequently, the Company had recognized a reduction in the fair value of investment of 589 crore during the quarter and year ended ended March 31, 2018, in respect of Panaya in the standalone books of Infosys Limited.

During the three months ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of investment of 265 crore in respect of Panaya.

2.3 LOANS

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Non- Current
Unsecured, considered good
Other Loans
Loans to employees	30	19
	30	19
Unsecured, considered doubtful
Other Loans
Loans to employees	16	12
	46	31
Less: Allowance for doubtful loans to employees	16	12
Total non - current loans	30	19
Current
Unsecured, considered good
Loans to subsidiaries (Refer note no.2.20)	206	185
Other Loans
Loans to employees	199	208
Total current loans	405	393
Total Loans	435	412

2.4 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Non-current
Security deposits (1)	46	48
Rental deposits (1)	126	129
Total non-current other financial assets	172	177
Current
Security deposits (1)	3	2
Rental deposits (1)	21	6
Restricted deposits (1)	1,423	1,415
Unbilled revenues (1)(5)#	1,466	3,573
Interest accrued but not due (1)	675	739
Foreign currency forward and options contracts (2)(3)	21	16
Others (1)(4)	262	155
Total current other financial assets	3,871	5,906
Total other financial assets	4,043	6,083
(1) Financial assets carried at amortized cost	4,022	6,067
(2) Financial assets carried at fair value through other comprehensive income	17	12
(3) Financial assets carried at fair value through Profit or Loss	4	4
(4) Includes dues from subsidiaries (Refer note no. 2.20)	38	40
(5) Includes dues from subsidiaries (Refer note no. 2.20)	70	32

Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

# Classified as financial asset as right to consideration is unconditional upon passage of time.

2.5 TRADE RECEIVABLES

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Current
Unsecured
Considered good(2)	13,547	12,151
Considered doubtful	404	315
	13,951	12,466
Less: Allowances for credit losses	404	315
Total trade receivables(1)	13,547	12,151
(1) Includes dues from companies where directors are interested	1	–
(2) Includes dues from subsidiaries (refer note no. 2.20)	325	335

2.6 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Balances with banks
In current and deposit accounts	9,448	10,789
Cash on hand	–	–
Others
Deposits with financial institutions	5,394	5,981
Total Cash and cash equivalents	14,842	16,770
Balances with banks in unpaid dividend accounts	22	22
Deposit with more than 12 months maturity	6,030	6,187
Balances with banks held as margin money deposits against guarantees	146	353

Cash and cash equivalents as at September 30, 2018 and March 31, 2018 include restricted cash and bank balances of 168 crore and 375 crore, respectively. The restrictions are primarily on account of bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

 (In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
In current accounts
ANZ Bank, Taiwan	1	9
Bank of America, USA	404	814
Bank of Baroda, Mauritius	–	1
Bank of Tokyo - Mitsubishi UFJ Ltd., Japan	1	–
BNP Paribas Bank, Norway	35	88
Citibank N.A., Australia	34	184
Citibank N.A., Dubai	4	5
Citibank N.A., EEFC (U.S. Dollar account)	1	4
Citibank N.A., Hungary	–	6
Citibank N.A., India	2	3
Citibank N.A., Japan	16	18
Citibank N.A., New Zealand	2	8
Citibank N.A., South Africa	7	33
Citibank N.A., South Korea	9	2
Deutsche Bank, Belgium	10	27
Deutsche Bank, EEFC (Australian Dollar account)	48	2
Deutsche Bank, EEFC (Euro account)	2	14
Deutsche Bank, EEFC (Swiss Franc account)	1	2
Deutsche Bank, EEFC (U.S. Dollar account)	1	27
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	3	8
Deutsche Bank, France	7	19
Deutsche Bank, Germany	36	70
Deutsche Bank, India	14	40
Deutsche Bank, Malaysia	2	5
Deutsche Bank, Netherlands	4	8
Deutsche Bank, Philippines	1	14
Deutsche Bank, Russia	12	3
Deutsche Bank, Russia (U.S. Dollar account)	2	5
Deutsche Bank, Singapore	15	17
Deutsche Bank, Spain	1	1
Deutsche Bank, Switzerland	1	18
Deutsche Bank, United Kingdom	93	74
HSBC Bank, Hong Kong	1	2
ICICI Bank, EEFC (U.S. Dollar account)	7	5
ICICI Bank, India	24	33
Nordbanken, Sweden	15	26
Punjab National Bank, India	14	12
Royal Bank of Canada, Canada	13	9
Splitska Banka D.D., Société Générale Group, Croatia	11	8
State Bank of India, India	7	–
	861	1,624

 (In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
In deposit accounts
Axis Bank	500	–
Barclays Bank	450	200
HDFC Bank	300	2,423
HSBC Bank	300	–
ICICI Bank	3,669	3,467
IDFC Bank	2,200	1,500
IndusInd Bank	–	1,000
Kotak Mahindra Bank	500	–
South Indian Bank	–	200
Standard Chartered Bank	500	–
	8,419	8,790
In unpaid dividend accounts
Axis Bank - Unpaid dividend account	2	1
HDFC Bank - Unpaid dividend account	-	1
ICICI Bank - Unpaid dividend account	20	20
	22	22
In margin money deposits against guarantees
Canara Bank	77	151
ICICI Bank	69	202
	146	353
Deposits with financial institution
HDFC Limited	3,794	4,781
LIC Housing Finance Limited	1,600	1,200
	5,394	5,981
Total cash and cash equivalents	14,842	16,770

2.7 OTHER ASSETS

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Non-current
Capital advances	475	420
Advances other than capital advance
Prepaid gratuity	14	23
Others
Prepaid expenses	40	49
Deferred contract cost	241	262
Withholding taxes and others	990	1,407
Total non-current other assets	1,760	2,161
Current
Advances other than capital advance
Payment to vendors for supply of goods	63	103
Others
Unbilled revenues(2)	2,936	–
Prepaid expenses (1)	501	449
Deferred contract cost	48	44
Withholding taxes and others	1,165	843
Total current other assets	4,713	1,439

Total other assets	6,473	3,600
(1) Includes dues from subsidiaries (Refer note no. 2.20)	131	115
(2) Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract. Withholding taxes and others primarily consist of input tax credits.

2.8 FINANCIAL INSTRUMENTS

Accounting Policy

2.8.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.8.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedge instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Statement of Profit and Loss.

c. Share capital

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options and buy back of ordinary shares are recognized as a deduction from equity, net of any tax effects.

2.8.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.8.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to financial instruments by category table below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.8.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in statement of profit or loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at September 30, 2018 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.6)	14,842	–	–	–	–	14,842	14,842
Investments (Refer note no.2.2)
Preference securities, Equity instruments and others	–	–	10	139	–	149	149
Tax free bonds and government bonds	1,840	–	–	–	–	1,840	2,047(2)
Liquid mutual fund units	–	–	801	–	–	801	801
Redeemable, non-convertible debentures (1)	1,680	–	–	–	–	1,680	1,680
Fixed maturity plan securities	–	–	383	–	–	383	383
Certificates of deposit	–	–	–	–	5,019	5,019	5,019
Non convertible debentures	–	–	–	–	3,137	3,137	3,137
Trade receivables (Refer Note no. 2.5)	13,547	–	–	–	–	13,547	13,547
Loans (Refer note no. 2.3)	435	–	–	–	–	435	435
Other financial assets (Refer Note no. 2.4) (4)	4,022	–	4	–	17	4,043	3,970(3)
Total	36,366	–	1,198	139	8,173	45,876	46,010
Liabilities:
Trade payables (Refer Note no. 2.11)	1,166	–	–	–	–	1,166	1,166
Other financial liabilities (Refer Note no. 2.10)	5,007	–	382	–	25	5,414	5,414
Total	6,173	–	382	–	25	6,580	6,580

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates

(2) On account of fair value changes including interest accrued

(3) Excludes interest accrued on tax free bonds

(4)	Excludes unbilled revenue for fixed price development contracts where right to consideration is conditional on factors other than passage of time

The carrying value and fair value of financial instruments by categories as at March 31, 2018 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.6)	16,770	–	–	–	–	16,770	16,770
Investments (Refer Note no. 2.2)
Preference securities, Equity instruments and others	–	–	7	117	–	124	124
Tax free bonds and government bonds	1,832	–	–	–	–	1,832	2,079(2)
Redeemable, non-convertible debentures (1)	1,780	–	–	–	–	1,780	1,780
Fixed maturity plan securities	–	–	376	–	–	376	376
Certificates of deposit	–	–	–	–	4,901	4,901	4,901
Non convertible debentures	–	–	–	–	3,580	3,580	3,580
Commercial paper	–	–	–	–	293	293	293
Trade receivables (Refer Note no. 2.5)	12,151	–	–	–	–	12,151	12,151
Loans (Refer note no. 2.3)	412	–	–	–	–	412	412
Other financial assets (Refer Note no. 2.4)	6,067	–	4	–	12	6,083	6,001(3)
Total	39,012	–	387	117	8,786	48,302	48,467
Liabilities:
Trade payables (Refer note no. 2.11)	738	–	–	–	–	738	738
Other financial liabilities (Refer Note no. 2.10)	4,241	–	91	–	3	4,335	4,335
Total	4,979	–	91	–	3	5,073	5,073

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates

(2) On account of fair value changes including interest accrued

(3) Excludes interest accrued on tax free bonds

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities as at September 30, 2018 is as follows:

 (In crore)

Particulars	September 30, 2018	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in tax free bonds (Refer note no. 2.2)	2,035	1,586	449	–
Investments in government bonds (Refer note no. 2.2)	12	12	–	–
Investments in liquid mutual fund units (Refer note no. 2.2)	801	801	–	–
Investments in equity instruments (Refer note no. 2.2)	1	–	–	1
Investments in preference securities (Refer note no. 2.2)	138	–	–	138
Investments in fixed maturity plan securities (Refer note no. 2.2)	383	–	383	–
Investments in certificates of deposit (Refer note no. 2.2)	5,019	–	5,019	–
Investments in non convertible debentures (Refer note no. 2.2)	3,137	1,755	1,382	–
Other investments (Refer note no. 2.2)	10	–	–	10
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer note no. 2.4)	21	–	21	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer note no. 2.10)	294	–	294	–
Liability towards contingent consideration (Refer note no. 2.10)(1)(2)(3)	113	–	–	113

(1)	Pertains to contingent consideration payable to selling shareholders of Wongdoody and Brilliant Basics Holding Limited as per the share purchase agreement.
(2)	Discounted 14 crore at 10%, pertaining to Brilliant Basics
(3)	Discounted 127 crore at 16%, pertaining to Wongdoody

During the six months ended September 30, 2018, tax free bonds and non-convertible debentures of 477 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on Quoted price, and 1,157 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2018 was as follows:

 (In crore)

Particulars	March 31, 2018	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in tax free bonds (Refer Note no. 2.2)	2,078	1,806	272	–
Investments in government bonds (Refer Note no. 2.2)	1	1	–	–
Investments in equity instruments (Refer Note no. 2.2)	1	–	–	1
Investments in preference securities (Refer Note no. 2.2)	116	–	–	116
Investments in fixed maturity plan securities (Refer Note no. 2.2)	376	–	376	–
Investments in certificates of deposit (Refer Note no. 2.2)	4,901	–	4,901	–
Investments in non convertible debentures (Refer Note no. 2.2)	3,580	2,493	1,087	–
Investments in commercial paper (Refer Note no. 2.2)	293	–	293	–
Other investments (Refer Note no. 2.2)	7	–	–	7
Derivative financial instruments - gain on outstanding foreign currency forward and option contracts (Refer Note no. 2.4)	16	–	16	–
Liabilities
Derivative financial instruments - loss on outstanding foreign currency forward and option contracts (Refer note 2.10)	40	–	40	–
Liability towards contingent consideration (Refer note no. 2.10)(1)(2)	54	–	–	54

(1)	Pertains to contingent consideration payable to selling shareholders of Kallidus and Brilliant Basics Holding Limited as per the share purchase agreement.
(2)	Discounted 21 crore at 10%, pertaining to Brilliant Basics.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses the foreign currency risk from monetary assets and liabilities as at September 30, 2018:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	415	61	95	82	147	800
Trade receivables	8,713	1,806	876	847	674	12,916
Other financial assets , loans and other current assets	3,100	855	314	270	358	4,897
Trade payables	(501)	(69)	(180)	(59)	(49)	(858)
Other financial liabilities	(3,104)	(453)	(218)	(297)	(220)	(4,292)
Net assets / (liabilities)	8,623	2,200	887	843	910	13,463

The following table analyses the foreign currency risk from monetary assets and liabilities as at March 31, 2018:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	858	139	82	186	271	1,536
Trade Receivables	7,776	1,522	871	743	550	11,462
Other financials assets ( including loans)	2,196	597	335	159	305	3,592
Trade payables	(312)	(60)	(168)	(36)	(22)	(598)
Other financial liabilities	(1,962)	(252)	(148)	(220)	(162)	(2,744)
Net assets / (liabilities)	8,556	1,946	972	832	942	13,248

Sensitivity analysis between Indian Rupee and USD

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Impact on the Company's incremental Operating Margins	0.49%	0.51%	0.49%	0.51%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows :

Particulars	As at		As at
	September 30, 2018		March 31, 2018
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Option Contracts
In Australian dollars	180	941	60	300
In Euro	140	1,176	100	808
In United Kingdom Pound Sterling	25	236	20	184
Other derivatives
Forward contracts
In Australian dollars	71	372	–	–
In Canadian dollars	13	72	20	99
In Euro	151	1,268	86	695
In Japanese Yen	550	35	550	34
In New Zealand dollars	16	77	16	76
In Norwegian Krone	40	35	40	34
In South African Rand	–	–	25	14
In Singapore dollars	10	53	5	25
In Swedish Krona	50	41	50	40
In Swiss Franc	21	157	21	146
In U.S. dollars	740	5,361	556	3,624
In United Kingdom Pound Sterling	70	662	45	415
Option Contracts
In Australian dollars	–	–	20	100
In Canadian dollars	–	–	–	–
In Euro	65	546	45	363
In Swiss Franc	–	–	5	33
In U.S. dollars	350	2,537	320	2,086
In United Kingdom Pound Sterling	–	–	25	231
Total forwards and option contracts		13,569		9,307

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as at the balance sheet date:

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Not later than one month	2,993	2,693
Later than one month and not later than three months	7,399	4,274
Later than three months and not later than one year	3,177	2,340
	13,569	9,307

During the six months ended September 30, 2018, the Company has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedge reserve as at September 30, 2018 are expected to occur and reclassified to statement of profit or loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Statement of Profit or Loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the three months and six months ended September 30, 2018:

 (In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Gain / (Loss)
Balance at the beginning of the period	9	(27)	–	39
Gain / (Loss) recognized in other comprehensive income during the period	(49)	(51)	(19)	(92)
Amount reclassified to profit and loss during the period	15	78	(3)	31
Tax impact on above	5	(7)	2	15
Balance at the end of the period	(20)	(7)	(20)	(7)

The Company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In crore)

Particulars	As at		As at
	September 30, 2018		March 31, 2018
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset / liability	44	(317)	20	(44)
Amount set off	(23)	23	(4)	4
Net amount presented in Balance Sheet	21	(294)	16	(40)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 13,547 crore and 12,151 crore as at September 30, 2018 and March 31, 2018, respectively and unbilled revenue amounting to 4,402 crore and 3,573 crore as at September 30, 2018 and March 31, 2018, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Company through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business. As per Ind AS 109, the Company uses expected credit loss model to assess the impairment loss or gain. The Company uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Company's historical experience for customers.

The details in respect of percentage of revenues generated from top customer and top 10 customers are as follows:

(In %)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Revenue from top customer	4.3	3.9	4.2	3.8
Revenue from top 10 customers	20.8	21.2	20.7	21.5

Credit risk exposure

The allowance for lifetime expected credit loss on customer balances for the three months ended September 30, 2018 and September 30, 2017 is 70 crore and 23 crore. The allowance for lifetime expected credit loss on customer balances for the six months ended September 30, 2018 and September 30, 2017 is 136 crore and 15 crore.

Movement in credit loss allowance:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Balance at the beginning	475	369	401	379
Impairment loss recognized/ (reversed)	70	23	136	15
Amounts written off	(67)	–	(67)	(3)
Translation differences	16	5	24	6
Balance at the end	494	397	494	397

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, quoted bonds issued by government and quasi government organizations, non convertible debentures issued by government aided institutions, certificates of deposit and commercial paper.

Liquidity risk

The Company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Company has no outstanding borrowings. The Company believes that the working capital is sufficient to meet its current requirements.

As at September 30, 2018, the Company had a working capital of 31,126 crore including cash and cash equivalents of 14,842 crore and current investments of 6,729 crore. As at March 31, 2018, the Company had a working capital of 30,903 crore including cash and cash equivalents of 16,770 crore and current investments of 5,906 crore.

As at September 30, 2018 and March 31, 2018, the outstanding compensated absences were 1,383 crore and 1,260 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The details regarding the contractual maturities of significant financial liabilities as at September 30, 2018 are as follows:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	1,166	–	–	–	1,166
Other financial liabilities (excluding liability towards acquisition) (Refer Note no. 2.10)	5,007	–	–	–	5,007
Liability towards acquisitions on an undiscounted basis (including contingent consideration)	24	69	48	–	141

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2018 were as follows:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	738	–	–	–	738
Other financial liabilities (excluding liability towards acquisition) (Refer Note no. 2.10)	4,241	–	–	–	4,241
Liability towards acquisitions on an undiscounted basis (including contingent consideration)	41	7	7	–	55

2.9 EQUITY

EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	September 30, 2018	March 31, 2018
Authorized
Equity shares, 5/- par value
4,80,00,00,000 (2,40,00,00,000) equity shares	2,400	1,200
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	2,184	1,092
4,36,83,82,980 (2,18,41,14,257) equity shares fully paid-up
	2,184	1,092

(1) Refer note no. 2.18 for details of basic and diluted shares

Forfeited shares amounted to 1,500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share

In the event of liquidation of the company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts.

Buyback

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5/- each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore. The shareholders approved the said proposal of buyback of Equity Shares through the postal ballot that concluded on October 7, 2017. The Buyback offer comprised a purchase of 11,30,43,478 Equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of 1,150/- per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The company has utilized its securities premium and general reserve for the buyback of its equity shares. In accordance with section 69 of the Companies Act, 2013, the company has created ‘Capital Redemption Reserve’ of 56 crore equal to the nominal value of the shares bought back as an appropriation from general reserve during the year ended March 31, 2018.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of September 30, 2018, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as a credit against dividend distribution tax payable by Infosys Limited.

The amount of per share dividend recognized as distribution to equity shareholders is as follows:

(in )

Particulars	Six months ended September 30,
	2018	2017
Final Dividend for fiscal 2018	10.25	–
Special dividend for fiscal 2018	5.00	–
Final Dividend for fiscal 2017	–	7.38

Note: Dividend per equity share disclosed in the above table represents dividends declared previously, retrospectively adjusted for September 2018 bonus issue.

The Board of Directors in their meeting on October 16, 2018 declared an interim dividend of 7/- per equity share which would result in a net cash outflow of approximately 3,680 crore, inclusive of corporate dividend tax.

Effective from Fiscal 2018, the Company's policy is to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under International Financial Reporting standards(IFRS). Dividend payout includes dividend distribution tax.

The Board of Directors recommended a final dividend of 10.25/- per equity share (adjusted for September 2018 bonus issue) for the financial year ended March 31, 2018 and a special dividend of 5/- per equity share (adjusted for September 2018 bonus issue) and the same was approved by the shareholders in the Annual General Meeting of the Company held on June 23, 2018. This resulted in a cash outflow of 7,982 crore, including dividend distribution tax.

Bonus issue

The Company has allotted 2,18,41,91,490 fully paid up equity shares of face value 5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders through postal ballot. Record date fixed by the Board of Directors was September 5, 2018. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

The reconciliation of the number of shares outstanding and the amount of share capital as at September 30, 2018 and March 31, 2018 is set out below:

in crore, except as stated otherwise

Particulars	As at September 30, 2018		As at March 31, 2018
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the period	2,18,41,14,257	1,092	2,29,69,44,664	1,148
Add: Shares issued on exercise of employee stock options	77,233	–	213,071	–
Add: Bonus shares issued	2,18,41,91,490	1,092	–	–
Less: Shares bought back	–	–	11,30,43,478	56
Number of shares at the end of the period	4,36,83,82,980	2,184	2,18,41,14,257	1,092

Employee Stock Option Plan (ESOP):

Accounting Policy

The Company recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with Ind AS 102, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

2015 Stock Incentive Compensation Plan (the 2015 Plan) (formerly 2011 RSU Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will generally vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

Consequent to the September 2018 bonus issue, all outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated , all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue.

Controlled trust holds 2,09,30,382 and 1,08,01,956 shares (not adjusted for September 2018 bonus issue) as at September 30, 2018 and March 31, 2018, respectively under the 2015 plan. Out of these shares 2,00,000 and 1,00,000 (not adjusted for September 2018 bonus issue) equity shares have been earmarked for welfare activities of the employees as at September 30, 2018 and March 31, 2018, respectively.

The following is the summary of grants during the three months and six months ended September 30, 2018 and September 30, 2017 under the 2015 Plan:

Particulars	Three months ended		Six months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
RSU
Salil Parekh, CEO and MD - Refer note 1 below	–	–	2,17,200	–
U.B. Pravin Rao, COO and WTD	–	–	–	54,500
Dr. Vishal Sikka*	–	–	–	5,40,448
Other KMPs	–	116,300	–	1,16,300
Employees other than KMPs	17,87,120	–	17,87,120	74,180
	17,87,120	1,16,300	20,04,320	7,85,428
ESOP
U.B. Pravin Rao, COO and WTD	–	–	–	86,000
Dr. Vishal Sikka*	–	–	–	6,61,050
Other KMPs	–	88,900	–	88,900
Employees other than KMPs	–	–	–	1,47,200
	–	88,900	–	9,83,150
Incentive units - cash settled
Other employees	52,590	14,900	52,590	14,900
	52,590	14,900	52,590	14,900
Total grants	18,39,710	2,20,100	20,56,910	17,83,478

Information in the table above is adjusted for September 2018 bonus issue.

* Upon Dr. Vishal Sikka's resignation from the roles of the company, the unvested RSUs and ESOPs have been forfeited

1. Stock incentives granted to Salil Parekh, CEO and MD

Pursuant to the approval of the shareholders through a postal ballot on February 20, 2018, Salil Parekh (CEO & MD) is eligible to receive under the 2015 Plan:

a)	an annual grant of RSUs of fair value 3.25 crore which will vest over time in 3 equal annual installments upon completion of each year of service from the respective grant date

b)	a one-time grant of RSUs of fair value 9.75 crore which will vest over time in 2 equal annual installments upon completion of each year of service from the grant date and

c)	annual grant of performance based RSUs of fair value 13 crore which will vest after completion of three years the first of which concludes on March 31, 2021, subject to achievement of performance targets set by the Board or its committee.

The Board based on the recommendations of the Nomination and Remuneration committee approved on February 27, 2018, the annual time based grant for fiscal 2018 of 56,512 RSUs (adjusted for September 2018 bonus issue) and the one-time time based grant of 1,69,536 RSUs (adjusted for September 2018 bonus issue). The grants were made effective February 27, 2018.

Further, the Board, based on the recommendations of the Nomination and Remuneration Committee, granted 217,200 (adjusted for September 2018 bonus issue) performance based RSUs to Salil Parekh with an effective date of May 2, 2018. The grants would vest upon successful completion of three full fiscal years with the Company concluding on March 31, 2021 and will be determined based on achievement of certain performance targets for the said three-year period.

Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of September 30, 2018, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payments.

The RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

As at September 30, 2018 and March 31, 2018, incentive units outstanding (net of forfeitures) were 2,04,356 and 2,23,514 (adjusted for September 2018 bonus issue), respectively.

Break-up of employee stock compensation expense

(in crore)

	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Granted to:
KMP(2)	10	(29)	19	(17)
Employees other than KMP	38	18	68	49
Total (1)	48	(11)	87	32
(1) Cash settled stock compensation expense included in the above	1	–	1	1

(2)	Included a reversal of stock compensation cost of 35 crore recorded during the three months ended September 30, 2017 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation

The carrying value of liability towards cash settled share based payments was 8 crore and 6 crore as at September 30, 2018 and March 31, 2018, respectively.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months ended September 30, 2018 and September 30, 2017 is set out below:

Particulars	Three months ended September 30, 2018		Three months ended September 30, 2017
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	75,60,956	2.50	64,52,010	2.50
Granted	17,87,120	2.50	1,16,300	2.50
Exercised	7,76,316	2.50	8,14,464	2.50
Forfeited and expired	2,52,008	2.50	12,74,164	2.50
Outstanding at the end	83,19,752	2.50	44,79,682	2.50
Exercisable at the end	38,592	2.50	63,248	2.50
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	19,12,702	513	32,89,550	487
Granted	–	–	88,900	509
Exercised	3,600	459	–	–
Forfeited and expired	99,100	538	9,96,550	476
Outstanding at the end	18,10,002	531	23,81,900	496
Exercisable at the end	4,06,050	529	–	–

Information in the table above is adjusted for September 2018 bonus issue.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the six months ended September 30, 2018 and September 30, 2017 is set out below:

Particulars	Six months ended September 30, 2018		Six months ended September 30, 2017
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	75,00,818	2.50	59,22,746	2.50
Granted	20,04,320	2.50	7,85,428	2.50
Exercised	8,22,472	2.50	8,64,088	2.50
Forfeited and expired	3,62,914	2.50	13,64,404	2.50
Outstanding at the end	83,19,752	2.50	44,79,682	2.50
Exercisable at the end	38,592	2.50	63,248	2.50
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	19,33,826	493	23,95,300	496
Granted	–	–	9,83,150	471
Exercised	5,524	473	–	–
Forfeited and expired	1,18,300	527	9,96,550	476
Outstanding at the end	18,10,002	531	23,81,900	496
Exercisable at the end	4,06,050	529	–	–

Information in the table above is adjusted for September 2018 bonus issue.

During the three months ended September 30, 2018 and September 30, 2017 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 703 and 474 (adjusted for September 2018 bonus issue) respectively.

During the six months ended September 30, 2018 and September 30, 2017 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 696 and 474 (adjusted for September 2018 bonus issue) respectively.

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at September 30, 2018

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 2.50 (RSU)	83,19,752	1.77	2.50
450 - 600 (ESOP)	18,10,002	5.64	531
	1,01,29,754	2.46	97

Information in the table above is adjusted for September 2018 bonus issue.

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2018:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 2.50 (RSU)	75,00,818	1.89	2.50
450 - 600 (ESOP)	19,33,826	6.60	496
	94,34,644	2.57	104

Information in the table above is adjusted for September 2018 bonus issue.

The fair value of each equity settled award is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2019- Equity Shares-RSU	Fiscal 2019- ADS-RSU
Weighted average share price () / ($- ADS)(1)	669	20.35
Exercise price ()/ ($- ADS)(1)	2.50	0.04
Expected volatility (%)	21-25	22-26
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2.65	2.65
Risk-free interest rate (%)	7-8	2-3
Weighted average fair value as on grant date () / ($- ADS)(1)	623	9.49

Particulars	For options granted in
	Fiscal 2018- Equity Shares-RSU	Fiscal 2018- Equity shares ESOP	Fiscal 2018- ADS-RSU	Fiscal 2018- ADS- ESOP
Weighted average share price () / ($- ADS)(1)	572	461	8.31	7.32
Exercise price ()/ ($- ADS)(1)	2.50	459	0.04	7.33
Expected volatility (%)	20-25	25-28	21-26	25-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6 - 7	6 - 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)(1)	533	127	7.74	1.47

(1) Adjusted for September 2018 bonus issue.

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.10 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Non-current
Others
Compensated absences	39	42
Payable for acquisition of business- Contingent consideration	91	13
Total non-current other financial liabilities	130	55
Current
Unpaid dividends	22	22
Others
Accrued compensation to employees	2,071	2,048
Accrued expenses (1)	2,299	1,776
Retention monies	43	63
Payable for acquisition of business - Contingent consideration	22	41
Capital creditors	141	148
Compensated absences	1,344	1,218
Other payables (2)	431	184
Foreign currency forward and options contracts	294	40
Total current other financial liabilities	6,667	5,540
Total other financial liabilities	6,797	5,595
Financial liability carried at amortized cost	5,007	4,241
Financial liability carried at fair value through profit or loss	382	91
Financial liability carried at fair value through other comprehensive income	25	3
Contingent consideration on undiscounted basis	141	55
(1) Includes dues to subsidiaries (Refer note no. 2.20)	–	9
(2) Includes dues to subsidiaries (Refer note no. 2.20)	16	19

2.11 TRADE PAYABLES

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Trade payables(1)	1,166	738
Total trade payables	1,166	738
(1)Includes dues to subsidiaries (refer note no. 2.20)	248	178

2.12 OTHER LIABILITIES

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Non current
Others
Deferred income	32	36
Deferred rent	127	117
Total non - current other liabilities	159	153
Current
Unearned revenue	1,939	1,887
Client deposits	85	32
Others
Withholding taxes and others	1,178	1,029
Deferred rent	29	24
Total current other liabilities	3,231	2,972
Total other liabilities	3,390	3,125

2.13 PROVISIONS

Accounting Policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Company provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and others

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Current
Others
Post-sales client support and others	551	436
Total provisions	551	436

The movement in the provision for post-sales client support and others is as follows :

(In crore)

Particulars	Three months ended September 30, 2018	Six months ended September 30, 2018
Balance at the beginning	458	436
Provision recognized/(reversed)	79	117
Provision utilized	(17)	(55)
Exchange difference	31	53
Balance at the end	551	551

Provision for post-sales client support and others are expected to be utilized over a period of 6 months to 1 year.

2.14 INCOME TAXES

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the statement of profit and loss comprises:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Current taxes	1,467	1,346	2,796	2,741
Deferred taxes	(95)	(45)	(145)	(138)
Income tax expense	1,372	1,301	2,651	2,603

In December 2017, the Company had concluded an Advance Pricing Agreement (“APA”) with the US Internal Revenue Service ("IRS") for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations. In accordance with the APA, the company had reversed income tax expense provision of $225 million (1,432 crore) which pertained to previous periods which are no longer required. The Company had to pay an adjusted amount of $223 million (approximately 1,424 crore) due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The company has paid $214 million (1,449 crore) till September 30, 2018.

Further, the “Tax Cuts and Jobs Act (H.R. 1)” was signed into law on December 22, 2017 (“US Tax Reforms”). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018 amongst other measures.

Income tax expense for the three months ended September 30, 2018 and September 30, 2017 includes reversal (net of provisions) of  2 crore and 131 crore, respectively

Income tax expense for the six months ended September 30, 2018 and September 30, 2017 includes reversal (net of provisions) of  58 crore and 146 crore, respectively.

These reversals pertain to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2018, Infosys' U.S. branch net assets amounted to approximately 5,030 crore. As at September 30, 2018, the Company has a deferred tax liability for branch profit tax of 124 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Entire deferred income tax for the three months and six months ended September 30, 2018 and September 30, 2017, relates to origination and reversal of temporary differences.

2.15 REVENUE FROM OPERATIONS

Accounting Policy

The company derives revenues primarily from business IT services comprising of software development and related services, consulting and package implementation and from the licensing of software products and platforms across our core and digital offerings (“together called as software related services”).

Effective April 1, 2018, the Company adopted Ind AS 115 “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. In accordance with the cumulative catch-up transition method , the comparatives have not been retrospectively adjusted. The following is a summary of new and/or revised significant accounting policies related to revenue recognition. Refer Note 1 “Significant Accounting Policies,” in the Company’s 2018 Annual Report for the policies in effect for revenue prior to April 1, 2018. The effect on adoption of Ind AS 115 was insignificant.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last invoicing to the reporting date is recognized as unbilled revenue. Revenue from fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time and where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

Revenues in excess of invoicing are classified as contract assets (which we refer as unbilled revenue) while invoicing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, the company has applied the guidance in Ind AS 115, Revenue from contract with customer, by applying the revenue recognition criteria for each distinct performance obligation. The arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the company has measured the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the company is unable to determine the standalone selling price, the company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles under Ind AS 115 to account for revenues from these performance obligations. When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the performance obligation is estimated using the expected cost plus margin approach. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives to each of the underlying performance obligation that corresponds to the progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs.

Deferred contract costs are incremental costs of obtaining a contract which are recognized as assets and amortized over the term of the contract.

Contract modifications are accounted for when additions, deletions or changes are approved either to the contract scope or contract price. The accounting for modifications of contracts involves assessing whether the services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract, if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.

The Company presents revenues net of indirect taxes in its condensed statement of Profit and loss.

Revenue from operations for the three months and six months ended September 30, 2018 and September 30, 2017 is as follows:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Revenue from software services	18,224	15,307	35,223	30,214
Revenue from products and platforms	73	49	130	112
Total revenue from operations	18,297	15,356	35,353	30,326

Disaggregate revenue information

The table below presents disaggregated revenues from contracts with customers for the three months and six months ended September 30, 2018 by geography, offerings and contract-type. The Company believe that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

(In crore)

Particulars	Three months ended September 30, 2018	Six months ended September 30, 2018
Revenues by Geography
North America	11,355	21,918
Europe	4,317	8,405
India	470	909
Rest of the world	2,155	4,121
Total	18,297	35,353
Revenue by offerings
Digital	5,861	10,954
Core	12,436	24,399
Total	18,297	35,353
Revenues by contract type
Fixed Price	9,555	18,450
Time & Materials	8,742	16,903
Total	18,297	35,353

Digital Services

Digital Services comprise of service and solution offerings of the company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the company that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Company also derives revenues from the sale of products and platforms including Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning.

Trade receivables and Contract Balances

The company classifies the right to consideration in exchange for deliverables as either a receivable or as unbilled revenue.

A receivable is a right to consideration that is unconditional upon passage of time. Revenue for time and material contracts are recognized as related service are performed. Revenue for fixed price maintenance contracts is recognized on a straight line basis over the period of the contract. Revenues in excess of billings is recorded as unbilled revenue and is classified as a financial asset for these cases as right to consideration is unconditional upon passage of time .

Revenue recognition for fixed price development contracts is based on percentage of completion method. Invoicing to the clients is based on milestones as defined in the contract. This would result in the timing of revenue recognition being different from the timing of billing the customers. Unbilled revenue for fixed price development contracts is classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivable and unbilled revenues are presented net of impairment in the statement of financial position.

The impact on account of applying the erstwhile Ind AS 18 Revenue instead of Ind AS 115 Revenue from contract with customers on the financials results of the company for the three months and six months ended and as of September 30, 2018 is insignificant. On account of adoption of Ind AS 115, unbilled revenues of 2,936 crore as of September 30, 2018 has been considered as a non financial asset.

2.16 OTHER INCOME, NET

2.16.1 Other income - Accounting Policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.16.2 Foreign currency - Accounting Policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the Statement of Profit and Loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

During the three months ended June 30, 2018, the company has adopted Appendix B to Ind AS 21- Foreign Currency Transactions and Advance Consideration which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant.

Other income for the three months and six months ended September 30, 2018 and September 30, 2017 is as follows:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Interest income on financial assets carried at amortized cost
Tax free bonds and government bonds	34	35	68	69
Deposit with Bank and others	300	375	654	760
Interest income on financial assets fair valued through other comprehensive income
Non-convertible debentures, commercial paper and certificates of deposit	144	186	297	380
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	1	1	1	2
Gain / (loss) on liquid mutual funds	46	72	74	136
Write down of investment in subsidiary (refer note no 2.2)	–	–	–	(94)
Exchange gains/(losses) on foreign currency forward and options contracts	(390)	(68)	(557)	(50)
Exchange gains/(losses) on translation of assets and liabilities	564	125	774	190
Miscellaneous income, net	43	123	147	180
Total other income	742	849	1,458	1,573

2.17 EXPENSES

Accounting Policy

2.17.1 Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by Indian law.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profit in the statement of Profit and Loss.

2.17.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.17.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.17.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Employee benefit expenses
Salaries including bonus	9,213	7,838	17,784	15,365
Contribution to provident and other funds	199	174	387	341
Share based payments to employees (Refer note no. 2.9)	48	(11)	87	32
Staff welfare	29	14	57	28
	9,489	8,015	18,315	15,766
Cost of software packages and others
For own use	206	193	394	383
Third party items bought for service delivery to clients	242	127	469	252
	448	320	863	635
Other expenses
Power and fuel	48	42	96	80
Brand and Marketing	112	52	192	131
Operating lease payments	85	90	156	171
Rates and taxes	46	67	70	102
Repairs and Maintenance	258	209	482	456
Consumables	8	5	15	10
Insurance	13	10	27	22
Provision for post-sales client support and others	22	27	21	33
Commission to non-whole time directors	2	2	3	5
Impairment loss recognized / (reversed) under expected credit loss model	72	25	139	18
Auditor's remuneration
Statutory audit fees	2	2	2	3
Tax matters	–	–	–	–
Other services	–	–	–	–
Contributions towards Corporate Social Responsibility	52	53	121	96
Others	40	24	80	56
	760	608	1,404	1,183

2.18 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNING PER SHARE

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Basic earnings per equity share - weighted average number of equity shares outstanding	4,36,83,20,106	4,59,39,20,464	4,36,82,85,360	4,59,39,04,982
Effect of dilutive common equivalent shares - share options outstanding	18,28,806	13,80,950	18,02,136	20,11,486
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,37,01,48,912	4,59,53,01,414	4,37,00,87,496	4,59,59,16,468

* Information in above table is adjusted for September 2018 Bonus issue.(refer note no.2.9)

For the three months and six months ended September 30, 2018, no options to purchase equity shares that had an anti-dilutive effect.

For the three months and six months ended September 30, 2017, 203,738 and 207,482 (adjusted for September 2018 bonus issue) number of options to purchase equity shares that had an anti-dilutive effect respectively.

2.19 CONTINGENT LIABILITIES AND COMMITMENTS

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Contingent liabilities :
Claims against the Company, not acknowledged as debts(1)	3,137	4,627
[Amount paid to statutory authorities 6,486 crore (6,486 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for	1,531	1,405
(net of advances and deposits)
Other Commitments*	22	36

*Uncalled capital pertaining to investments

(1)	As at September 30, 2018, claims against the company not acknowledged as debts in respect of income tax matters amounted to 2,971 crore. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to 6,475 crore.

Subsequent to March 31, 2018, the Supreme Court of India ruled favorably in respect of certain income tax claims which have been given effect in the above disclosure of claims as of September 30, 2018.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.20 RELATED PARTY TRANSACTIONS

Refer to the Company's Annual Report for the year ended March 31, 2018 for the full names and other details of the Company's subsidiaries, associate and controlled trusts.

Changes in Subsidiaries

During the six months ended September 30, 2018, the following are the changes in the subsidiaries:

- On August 6, 2018, Infosys Luxembourg SARL was incorporated as a wholly-owned subsidiary of Infosys Limited

- Lodestone Management Consultants Inc has been liquidated effective May 17, 2018

- On May 22, 2018, Infosys acquired 100% voting rights in WongDoody Holding Company Inc., along with its two subsidiaries, WDW Communications, Inc and WongDoody, Inc.

- Infosys Consulting Ltda is the majority owned and controlled subsidiary of Infosys Limited

The details of amounts due to or due from related parties as at September 30, 2018 and March 31, 2018 are as follows:

(In crore)

Particulars	As at
	September 30, 2018	March 31, 2018
Investment in debentures
EdgeVerve(1)	1,680	1,780
	1,680	1,780
Trade receivables
Infosys China	24	29
Infosys Mexico	4	4
Infosys Brasil	–	1
Infosys BPM	15	5
Infy Consulting Company Ltd.	38	77
Infosys Public Services	65	53
Infosys Shanghai	6	7
Infosys Sweden	–	1
Kallidus	11	13
Infosys McCamish Systems LLC	58	70
Panaya Ltd	104	75
	325	335
Loans
Infosys China (2)	84	73
Infosys Consulting Holding AG(3)	114	104
Brilliant Basics Holdings Limited (4)	8	8
	206	185
Prepaid expense and other assets
Panaya Ltd.	131	114
Brilliant Basics Limited	–	1
	131	115
Other financial assets
Infosys BPM	15	10
Panaya Ltd.	3	2
Infosys Consulting GmbH	2	1
Infosys China	2	2
Infy Consulting Company Ltd.	6	9
Infosys Consulting AG	1	1
Infosys Public Services	2	6
Infosys Consulting Pte Ltd.	–	1
Kallidus	1	1
Infosys Consulting Ltda.	1	1
Skava Systems Pvt. Ltd.	1	1
Lodestone Management Consultants Co., Ltd	1	1
Infosys Brasil	1	–
Edgeverve	–	3
Brilliant Basics Limited	1	–
Infosys Mexico	1	1
	38	40
Unbilled revenues
EdgeVerve	69	32
Kallidus	1	–
	70	32
Trade payables
Infosys China	6	7
Infosys BPM	59	54
Infosys (Czech Republic) Limited s.r.o.	5	3
Infosys Mexico	7	6
Infosys Sweden	8	5
Infosys Shanghai	6	6
Infosys Management Consulting Pty Limited	10	8
Infosys Consulting Pte Ltd.	4	2
Infy Consulting Company Ltd.	80	67
Infosys Brasil	1	2
Brilliant Basics Limited	8	7
Panaya Ltd.	17	6
Infosys Public Services	16	2
Kallidus	8	–
Portland Group Pty Ltd	1	–
Infosys Chile SpA	1	–
Infosys Middle East FZ-LLC	8	–
Infosys Poland Sp Z.o.o	3	3
	248	178
Other financial liabilities
Infosys BPM	2	2
Infosys Mexico	3	1
Infosys Public Services	–	5
Infosys China	1	1
Infosys Consulting GmbH	1	1
Infosys Middle East FZ-LLC	–	8
Infosys (Czech Republic) Limited s.r.o.	6	–
Infosys Brasil	1	–
Infosys Consulting AG	2	1
	16	19
Accrued expenses
Infosys BPM	–	9
	–	9

(1) At an interest rate of 8.39% per annum.

(2) The above loan carries an interest of 6% per annum and shall be repayable on demand

(3) The above loan carries an interest of 2.5% per annum and shall be repayable on demand.

(4)	The above loan carries an interest rate of 3.5% per annum repayable in full no later than 12 months or such later date as the parties may agree

The details of the related parties transactions entered into by the Company for the three months and six months ended September 30, 2018 and September 30, 2017 are as follows:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Capital transactions:
Financing transactions
Equity
Infosys Consulting Brazil	43	–	43	–
Wongdoody Holding Company Inc(1)	4	–	261	–
Infosys Chile SpA	–	–	7	–
Panaya Inc.	–	–	–	38
Brilliant Basics Holding Limited	13	–	13	–
Infosys China	–	–	–	97
Infosys Luxembourg S.a r.l.	4	–	4	–
Infosys Australia (3)	(33)	–	(33)	–
Infosys Shanghai	–	–	–	74
	31	–	295	209
Debentures (net of repayment)
Edgeverve	(100)	(129)	(100)	(129)
	(100)	(129)	(100)	(129)
Loans (net of repayment)
Infosys Sweden	–	–	–	–
Infosys China	–	2	–	3
Infosys Consulting Holding AG	–	101	–	101
Brilliant Basics Holdings Limited	–	7	–	7
	–	110	–	111
Revenue transactions:
Purchase of services
Infosys China	21	22	41	47
Infosys Management Consulting Pty Limited	23	29	47	55
Infy Consulting Company Limited	183	188	369	357
Infosys Consulting Pte Ltd.	7	11	14	25
Portland Group Pty Ltd	4	2	7	3
Infosys (Czech Republic) Limited s.r.o.	13	9	24	19
Infosys BPM	168	125	317	233
Infosys Sweden	17	13	28	28
Infosys Shanghai	18	17	37	27
Infosys Mexico	20	6	32	12
Infosys Public Services	8	6	15	14
Panaya Ltd.	25	21	46	42
Infosys Brasil	3	3	6	6
Infosys Poland Sp Z.o.o	9	2	15	4
Kallidus	19	(10)	33	3
Brilliant Basics Limited	18	–	38	–
Brilliant Basics (MENA)	3	–	3	–
Infosys Chile SpA	1	–	1	–
Infosys Middle East FZ-LLC	26	–	48	–
Noah Consulting, LLC(2)	–	38	–	85
McCamish Systems LLC	1	1	3	1
Noah Canada	–	1	–	2
	587	484	1,124	963
Purchase of shared services including facilities and personnel
Panaya Ltd.	–	–	–	–
Kallidus	–	–	–	–
Infosys Consulting AG	–	–	–	–
Brilliant Basics Limited	4	–	4	–
Infosys BPM	1	7	2	10
Infosys Mexico	–	–	–	1
	5	7	6	11
Interest income
Infosys China	2	1	3	2
Infosys Consulting Holding AG	1	–	2	–
EdgeVerve	38	41	75	82
	41	42	80	84
Sale of services
Infosys China	8	7	15	12
Infosys Mexico	6	6	12	11
Infy Consulting Company Limited	16	11	27	21
Infosys Brasil	–	1	1	3
Infosys BPM	26	18	45	35
McCamish Systems LLC	57	34	105	41
Infosys Sweden	–	3	2	7
Infosys Shanghai	1	2	3	3
EdgeVerve	110	97	218	193
Infosys Public Services	198	151	379	320
	422	330	807	646
Sale of shared services including facilities and personnel
EdgeVerve	9	10	18	20
Panaya Ltd.	14	13	27	25
Infy Consulting Company Limited	–	1	–	2
Infy Consulting B.V	–	–	–	1
Infosys BPM	7	20	14	36
Infosys Public Services	–	–	–	2
	30	44	59	86

(1) Excludes contingent consideration

(2) Refer to Note 2.2

(3) Represents redemption of investment

Changes in Key Management personnel

The following were the changes in key management personnel:-

• On August 18, 2018, the Board accepted the resignation of M. D. Ranganath as the Chief Financial Officer of the Company. He will continue in his current position as Chief Financial Officer till November 16, 2018.

• Michael Nelson Gibbs appointed as an Independent Director effective July 13, 2018.

• Ravi Venkatesan, resigned from his position as Co-Chairman effective August 24, 2017 and resigned as member of the Board effective May 11, 2018.

Transactions with key management personnel

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

 (In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)	25	(14)	49	12
Commission and other benefits to non-executive/independent directors	2	5	3	8
Total	27	(9)	52	20

(1)	Total employee stock compensation expense for the three months and six months ended September 30, 2018 includes a charge of 10 crore and 19 crore, respectively towards key managerial personnel. For the three months and six months ended September 30, 2017 a reversal of employee stock compensation expense of 29 crore and 17 crore , respectively was recorded towards key managerial personnel. (Refer to note 2.9)

(2)	Includes reversal of stock compensation cost of 35 crore recorded during the three months ended September 30, 2017 towards forefeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. (Refer to note 2.9)

2.21 SEGMENT REPORTING

The Company publishes this financial statement along with the interim consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the interim consolidated financial statements.

2.22 FUNCTION-WISE CLASSIFICATION OF CONDENSED STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Note No.	Three months ended September 30,		Six months ended September 30,
		2018	2017	2018	2017
Revenue from operations	2.15	18,297	15,356	35,353	30,326
Cost of sales		11,826	9,723	22,718	19,111
Gross Profit		6,471	5,633	12,635	11,215
Operating expenses
Selling and marketing expenses		902	652	1,705	1,336
General and administration expenses		1,060	950	2,091	1,855
Total operating expenses		1,962	1,602	3,796	3,191
Operating profit		4,509	4,031	8,839	8,024
Reduction in the fair value of assets held for sale	2.2.4	–	–	(265)	–
Other income, net	2.16	742	849	1,458	1,573
Profit before tax		5,251	4,880	10,032	9,597
Tax expense:
Current tax	2.14	1,467	1,346	2,796	2,741
Deferred tax	2.14	(95)	(45)	(145)	(138)
Profit for the period		3,879	3,579	7,381	6,994
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		3	6	2	4
Equity instruments through other comprehensive income, net		7	–	11	–
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(29)	20	(20)	(46)
Fair value changes on investments, net	2.2	(13)	11	(53)	36
Total other comprehensive income, net of tax		(32)	37	(60)	(6)
Total comprehensive income for the period		3,847	3,616	7,321	6,988

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Bengaluru October 16, 2018

INDEPENDENT Auditor’s Report on audit of interim STANDALONE financial results

To The Board of Directors of Infosys Limited

1.	We have audited the accompanying Interim Statement of Standalone Financial Results of INFOSYS Limited (“the Company”), for the quarter and half year ended September 30, 2018 (“the Statement”), being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

2.	This Statement, which is the responsibility of the Company’s Management and approved by the Board of Directors, has been compiled from the related interim condensed standalone financial statements which has been prepared in accordance with Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”), prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India. Our responsibility is to express an opinion on the Statement based on our audit of such interim condensed standalone financial statements.

3.	We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the Statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial controls relevant to the Company’s preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal financial control. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Management, as well as evaluating the overall presentation of the Statement.

We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

4.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as modified by Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016; and

(ii)	gives a true and fair view in conformity with the aforesaid Indian Accounting Standards and other accounting principles generally accepted in India of the profit, total comprehensive income and other financial information of the Company for the quarter and half year ended September 30, 2018.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

Bengaluru, October 16, 2018	(Membership No.70928)